

NEWS RELEASE

Orla Mining Reports Voting Results of Annual Shareholder Meeting

Vancouver, BC – June 20, 2024 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to report the voting results for the election of its Board of Directors, which took place at the Company's Annual General and Special Meeting of Shareholders ("AGM") held today. All nominees, as set forth in the Company's Management Information Circular dated May 14, 2024, were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	% For	Votes Against	% Against
Charles Jeannes	224,153,774	98.32%	3,827,313	1.68%
Jason Simpson	227,913,401	99.97%	67,686	0.03%
Jean Robitaille	212,682,458	93.29%	15,298,628	6.71%
Tim Haldane	227,911,838	99.97%	69,249	0.03%
David Stephens	224,464,089	98.46%	3,516,998	1.54%
Elizabeth McGregor	225,753,369	99.02%	2,227,718	0.98%
Tamara Brown	225,736,337	99.02%	2,244,750	0.98%
Ana Sofía Ríos	226,985,587	99.56%	995,500	0.44%
Rob Krcmarov	227,889,738	99.96%	91,349	0.04%
Scott Langley	227,640,564	99.85%	340,523	0.15%

The shareholders also approved: (1) the appointment of Ernst & Young LLP as auditor of the Company for the ensuing year and authorizing the Board of Directors to fix the remuneration of the auditor; (2) a non-binding advisory resolution accepting the Company's approach to executive compensation, also known as "say-on-pay"; and (3) the unallocated stock options under the Company's stock option plan. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	% For	Against	% Against	Withheld	% Withheld
Appointment of Auditors	Carried	236,452,084	99.98%	-	-	45,104	0.02%
Non-Binding Advisory Vote on Executive Compensation	Carried	225,293,363	98.82%	2,687,724	1.18%	-	-
Approval of Unallocated Stock Options	Carried	211,800,201	92.90%	16,180,838	7.10%	-	-



The Company filed its Form 40-F for the year ended December 31, 2023 with the Securities and Exchange Commission and it is available under the Company's profile on EDGAR at www.sec.gov. The Company's 2023 Audited Financial Statements are available on the Company's website at https://www.orlamining.com/investors/financials-statements.

Shareholders may also receive a copy of these Company documents without charge upon request by e-mail at info@orlamining.com.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 130,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com